                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

                      UNDER THE TRUST INDENTURE ACT OF 1939

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
                               (Name of applicant)

                Guillermo Gonzalez Camarena, No. 2000, Penthouse

              Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210
                    (Address of principal executive offices)


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                                                 AMOUNT
           --------------                                                                 ------
Senior Notes due 2007, bearing an interest of 10% from            Up to $175,000,000 aggregate principal amount
March 1, 2006 to maturity date.


          Approximate date of proposed public offering: March 14, 2002

                              Puglisi & Associates
                         850 Library Avenue, Suite 204
                      P.O. Box 885, Newark, Delaware 19715
                     (name and address of agent for service)

                                 with a copy to:
                              Carlos Martinez, Esq.
                               Proskauer Rose LLP
                                 1585 Broadway
                               New York, NY 10036

                                     GENERAL

1.  GENERAL INFORMATION.

         (a) Form of organization: Limited liability company (sociedad anonima de capital variable).

         (b) State or other sovereign power under the laws of which organized:
Mexico.

2.  SECURITIES ACT EXEMPTION APPLICABLE.

         According to the terms set forth in the Offering Circular dated March 14, 2002, a Certain Financial Forecast Information supplement dated March 14, 2002 and the related Letter of Transmittal, Maxcom Telecomunicaciones S.A. de C.V. (the "Company") is offering to exchange (the "Exchange Offer") each $1,000 principal amount of the Company's outstanding 13-3/4 Series B Senior Notes due 2007 (the "Old Notes") tendered by the holders of the Old Notes for (i) $636.36 principal amount of Senior Notes due 2007, which will not bear interest until March 1, 2006, and will accrue interest thereafter through February 28, 2007 at an annual rate of 10% (the "New Notes") and (ii) 102 ordinary participation certificates, each representing one series N2 share of preferred stock with limited voting rights (the "CPOs"). The holders of the Old Notes will not make any cash payment in the Exchange Offer. The Company will extend the Exchange Offer to all holders of its outstanding Old Notes and expects to consummate the exchange if not less than 95% in principal amount of the Old Notes are validly tendered and not withdrawn in the Exchange Offer. The purpose of the Exchange Offer is to reduce the Company's debt service burden which, as of today, might compromise the Company's ability to sustain growth and operate viably.

         The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the New Notes or the CPOs at or about the same time as the Exchange Offer.

         The Company is making the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), afforded by Section 3(a)(9) thereof. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Old Notes. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

         The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Credit Suisse First Boston and Q Consulting, LLP for financial advisory services in connection with the Company's restructuring. Credit Suisse First Boston has informed the Company that it holds $17,305,000 principal amount of Old Notes. The Company has also engaged Proskauer Rose LLP and Alarcon Abogados, S.C. for U.S. and Mexican legal services, respectively, in connection with the Company's restructuring and The Bank of New York as exchange agent and Citigate Dewe Rogerson as information agent in connection with the Exchange Offer.

         All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Old Notes in the Exchange Offer.

                                  AFFILIATIONS

3. AFFILIATES. The following list sets forth the affiliates of the Company and their respective percentages of voting securities as of March 14, 2002.

Controlling Shareholders

Members of the Aguirre Gomez family, either individually or through trusts or corporations, hold 51% of the voting stock of the Company. The Aguirre Gomez family members include Adrian Aguirre Gomez, Maria Guadalupe Aguirre Gomez, Maria Elena Aguirre Gomez, Maria Esther Gomez de Aguirre and Maria Trinidad Aguirre Gomez.

Subsidiaries

Corporativo en Telecomunicaciones, S.A. de C.V. (wholly-owned subsidiary of the Company).

Maxcom Servicios Administrativos, S.A. de C.V. (wholly-owned subsidiary of the Company).

Other Affiliates (companies under common control with the Company)

None.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the name and office of all directors and executive officers of the Company as of March 14, 2002. The address of each director and executive officer is c/o Maxcom Telecomunicaciones, S.A. de C.V., Guillermo Gonzalez Camarena, No. 2000, Penthouse, Colonia Centro de Ciudad Santa Fe, Mexico, D.F. 01210.

Directors

             Name                                      Office
             ----                                      ------
             Adrian Aguirre Gomez                  Series A Director and Chairman of the Board
             Maria Guadalupe Aguirre Gomez         Series A Director
             Maria Trinidad Aguirre Gomez          Series A Director
             Gilberto Solis Silva*                 Series A Director
             Marco Provencio Munoz                 Series A Director
             Michael R. Coltrane                   Series B Director
             Jaques Gliksberg                      Series N Director
             Salvatore A. Grasso                   Series N Director
             Sebastian Valdez                      Series N Director

Upon the consummation of the Exchange Offer and a proposed capital restructuring, the Board of Directors will be comprised of nine members. The series A and series A1 shareholders, acting as a single class, will be entitled to appoint five members of the Board of Directors and the series B and series B1 shareholders, acting as a single class, will be entitled to appoint four members. The Company has been advised that upon consummation of the Exchange offer and a U.S.$66.2 million private equity investment, Jacques Gliksberg and Salvatore A. Grasso, two of the Company's current series N directors, and Barry Rubens, one of the Company's series B alternate directors, will be appointed as our series B and B1 directors. Additionally, Roberto Chute will join the Company's Board of Directors as series B and B1 director. The Company has been further advised that the series A and A1 directors have not yet been chosen.

* Mr. Gilberto Solis Silva is an alternate series A director, substituting for Mr. Salvador Alva, who resigned in February 2002.

Officers

             Name                                      Office
             ----                                      ------
             Fulvio del Valle                      President and Chief Executive Officer
             Rene Sagastuy                         Chief Operating Officer
             Eloisa Martinez                       Chief Financial Officer
             Eduardo Patron Gonzalez               Chief Marketing Officer
             Ricardo Arevalo Ruiz                  Chief Information Systems Officer
             Francisco Soroa de las Cuevas         Vice-President, Corporate Communications and Public Relations
             Carlos Castro Paniagua                Vice-President, Human Resources

5. PRINCIPAL OWNERS OF VOTING SECURITIES. The following table sets forth, as of March 14, 2002, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

                 Col. A                       Col. B                      Col. C                 Col. D
                                       TITLE OF CLASS OWNED            AMOUNT OWNED          PERCENTAGE OF
            NAME AND COMPLETE                                                              VOTING SECURITIES
             MAILING ADDRESS                                                                     OWNED
        Aguirre Gomez family             Series A Shares                1,276,428                 51%

        (Guillermo Gonzalez              Series C Shares                  405,064                   *
        Camarena 2000, Centro
        Cd. Santa Fe, 01210,
        Mexico City)

        CT Global                        Series B Shares                1,226,372                 49%
        Telecommunications, Inc.

                                         Series C Shares                  515,953                   *
        (68 Carrus Av. East
        Concord, North Carolina,
        28025, USA)

* The series C shares are voting securities. However, the series C shares, together with series N shares with limited voting rights (also known as neutral investment shares) are in deposit in a trust that votes in accordance with the vote of the majority of the series A shares. For purposes of calculation of the percentage of voting securities owned, only Series A Shares and Series B Shares are deemed to be voting securities. See item 7 for an explanation of the voting rights of the securities of the Company.

The following table presents the voting security ownership interest of each person, to the extent known to the Company, who will beneficially own 10% or more of the voting securities of the Company after giving effect to the consummation of the Exchange Offer (assuming all the Old Notes are exchanged in the Exchange Offer), a U.S.$66.2 million private equity investment to be made by some of our existing shareholders and certain other investors and the implementation of the proposed capital restructuring of the Company.

               Col. A                         Col. B                  Col. C                  Col. D
         NAME AND COMPLETE             TITLE OF CLASS OWNED        AMOUNT OWNED        PERCENTAGE OF VOTING
          MAILING ADDRESS                                                                SECURITIES OWNED
   Aguirre Gomez family                  Series A Shares             1,276,428                8.84%
   (Guillermo Gonzalez Camarena          Series A1 Shares            6,088,898               42.16%
   2000, Centro Cd. Santa Fe,
   01210, Mexico City)



   CT Global Telecommunications,         Series B Shares             1,226,372                8.49%
                Inc.
  (68 Carrus Av. East Concord,
   North Carolina, 28025, USA)


   BAS Capital Funding Corporation       Series B1 Shares            2,777,264               19.20%
   (231, South La Salle, 12,
   Chicago, IL 60697)



   Nexus-Banc of America Fund II, L.P.   Series B1 Shares            2,777,264               19.20%
   (231, South La Salle, 12,
   Chicago, IL 60697)



-------------------------

UNDERWRITERS

6.  UNDERWRITERS.

         (a) Persons acting as underwriters within the last three years:

Underwriters of an offering of units (the "Units"), comprised of Warrants and Old Notes, completed on March 17, 2000

Warburg Dillon Read LLC
299 Park Avenue
New York, NY  10171-0026

Donaldson, Lufkin & Jenrette Securities Corporation (this company has been merged into Credit Suisse First Boston)

Credit Suisse First Boston Corporation
11 Madison Avenue
New York, NY  10010-3629

         (b) The Company has not, and will not, engage any underwriter in connection with the Exchange Offer.


                               CAPITAL SECURITIES

7.  CAPITALIZATION.

         (a) Authorized class of securities of the Company as of March 14, 2002:

                    Col. A.                            Col. B                                 Col. C
                TITLE OF CLASS                    AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
                --------------                    -----------------                     ------------------
         Series A Shares of Common                    1,276,428                              1,276,428
         Stock

         Series B Shares of Common                    1,226,372                              1,226,372
         Stock

         Series C Shares of Common                    8,385,018                              5,622,822
         Stock

         Series N Shares                              8,385,018                              5,622,822

         13-3/4% Series B Senior                    $300,000,000                           $275,000,000
         Notes due 2007

         (b) Each holder of series A and B shares of common stock is entitled to one vote for each outstanding share on all matters submitted to a vote of the stockholders. The series C and series N shares are in deposit in a trust which issues ordinary participation certificates (certificados de participacion ordinarios) commonly known as "CPOs." Each series C/N CPO represents one series C share and one series N share. Although the series C shares have full voting rights, the trustee votes those shares according to the vote of the majority of the series A shares, which are owned by the Aguirre Gomez family. The series N shares have limited voting rights. Holders of series N shares may only (i) vote in special meetings of their series in accordance with Mexican Companies Law; (ii) vote in general extraordinary shareholders' meetings; and (iii) vote in certain key matters, as defined in the by-laws of the Company. The key matters which entitle the holders of series N shares to vote include the sale, transfer, or disposition of all or substantially all of the Company's assets, the filing of a petition under the bankruptcy law of any jurisdiction, mergers, spin-offs and consolidations of the Company, approving the Company's annual business plan and annual budget for each fiscal year and the entering into new line of business, among other matters. As a result, series C and series N shares are not deemed to be voting securities for purposes of item 5 above.

         Outstanding Options and Warrants

         The Company has authorized and/or issued options and warrants for the purchase of up to 2.7 million C/N CPOs, each representing one series N and one series C share. For information concerning the ownership of such stock options and warrants, see "Options and Warrants after implementation of the proposed capital restructuring."

         Authorized classes of securities upon implementation of proposed capital restructuring

         The following table presents the authorized classes of securities of the Company after giving effect to the consummation of the Exchange Offer (assuming all the Old Notes are exchanged), the disbursement of U.S.$66.2 million pursuant to a private equity investment and the implementation of a proposed capital restructuring.

                    Col. A.                            Col. B                                 Col. C
                TITLE OF CLASS                    AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
                --------------                    -----------------                     ------------------
         Series A Shares of Common                    1,276,428                              1,276,428
         Stock

         Series A1 Shares of Common                   6,088,898                              6,088,898
         Stock with preferred rights
         upon liquidation

         Series B Shares of Common                    1,226,372                              1,226,372
         Stock

         Series B1 Shares of Common                   5,850,118                              5,850,118
         Stock with preferred rights
         upon liquidation

         Series N Shares                             50,066,268                             11,245,644

         Series N1 Shares of                         122,408,394                            122,408,394
         Preferred Stock

         Series N2 Shares of                         28,050,000                             28,050,000
         Preferred Stock

         Senior Notes due 2007                      $175,000,000                           $175,000,000

         The holders of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock will be entitled to vote on all matters submitted to a vote of the shareholders, with each share of series A stock, series A1 preferred stock, series B stock and series B1 preferred stock being entitled to one vote. Holders of series N stock will not have voting rights. Holders of series N1 and N2 preferred stock will have limited voting rights related to the preservation of their economic, conversion and liquidation preference rights of such securities.

         The series N2 shares will be deposited in a limited purpose trust, pursuant to which the trustee, who will be the holder of record, will be instructed by the Company to waive the pre-emptive rights available to the N2 shareholders under Mexican law, if the Company determines that the extension of the pre-emptive rights to the N2 shareholders is not in the best interest of the Company.

         Under the proposed capital restructuring, the Company will liquidate the existing C/N CPO trust for the series C and series N shares and cancel the corresponding C/N CPOs and the series C shares will be converted at an exchange ratio of one-to-one into series N shares. As a result, a holder of one C/N CPOs will become the holder of two series N shares.

         Options and Warrants after implementation of proposed capital restructuring

         Upon the implementation of a proposed capital restructuring to be conducted shortly after the consummation of the Exchange Offer, the Company will issue options for the purchase of up to an aggregate of
         33.2 million shares of series N stock. Such options and warrants have varying expiration dates, the earliest expiring in one year after vesting and the latest after two years after the option and warrantholder disposes of all of its shares in the Company. The following table presents information concerning outstanding stock options and warrants after giving effect to such additional issuance:

                                                                                      PERCENTAGE
                                                    NUMBER OF    EXERCISE PRICE       OF OPTIONS
NAME OF OPTION HOLDER                                OPTIONS        PER SHARE          VESTED %
---------------------                              -----------   ---------------   ----------------
Nissho Iwai American Corporation.................      337,472        U.S.$10.87          100
CT Global Telecommunications, Inc. (operating
  services)......................................    1,105,779              3.06          100
Bachow & Associates, Inc. (strategic assistance
  services)......................................      442,312              3.06          100
Amsterdam Pacific LLC............................       24,426              8.70          100
1998-2000 Executive Stock Option Plan............      575,000     8.70 to 12.50           38
2001-2003 Executive Stock Option Plan............   18,120,000      0.49 to 0.71            0
UBS Warburg LLC..................................       89,244              0.01          100
Donaldson, Lufkin & Jenrette Securities
  Corporation....................................       22,312              0.01          100
Predecessor old notes warrantholders.............      764,938              0.01          100
Gian Carlo Pecchioni.............................       10,000              0.01          100
Adrian Aguirre...................................    3,626,959              0.49           52
Fulvio Del Valle stock option plan...............    7,730,177              0.49            0
Fulvio Del Valle (bonuses).......................    3,957,588              0.01           51
Eduardo Patron (signing bonus)...................      108,100              0.01          100
Rene Sagastuy (signing bonus)....................       54,050              0.01          100
Ricardo Arevalo (signing bonus)..................       54,050              0.01          100
Eloisa Martinez (signing bonus)..................       43,240              0.01          100
Francisco Soroa (signing bonus)..................       36,105              0.01          100
Signing bonus reserve for new officers...........      407,103              0.01            0
BankAmerica International Investment Corporation
  (management services)..........................      249,781              0.01          100
LA Strategic Capital Partners II (management
  services)......................................       27,754              0.01          100
Bachow & Associates, Inc. (management
  services)......................................      277,535              0.01          100
Directors compensation...........................      756,699              0.01            3
                                                   -----------
TOTAL............................................   38,820,624

                              INDENTURE SECURITIES

8.  ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued pursuant to an Indenture to be entered into between the Company, as issuer, Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., as guarantors, and the Bank of New York, as trustee (the "Indenture"). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended:

(a) Events of default; withholding of notice of default (sections 6.01 and 7.05).

         Pursuant to the Indenture, an "Event of Default" occurs if:

         (i) the Company defaults in the payment when due of interest or any additional amounts on the New Notes paid by the Company as a result of a gross-up to offset the effect of applicable withholding taxes, and such default continues for a period of 30 days;

         (ii) the Company defaults in the payment when due of principal of or premium, if any, on the New Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to all holders to purchase the New Notes in the event of an asset disposition by the Company or change of control) or otherwise;

         (iii) the Company fails to comply with certain provisions restricting its ability to consolidate with or merge with or into, or convey, transfer or lease, all or substantially all its assets to, any person;

         (iv) the Company fails to comply with certain provisions of the Indenture relating to (i) the Company's obligation to offer to repurchase the New Notes in the event of a disposition of assets or change of control of the Company (other than a failure to purchase New Notes), (ii) certain restrictions on the Company's ability to make certain payments, (iii) certain restrictions on the ability of the Company's subsidiaries to pay dividends or make other distributions on their capital stock, (iv) certain restrictions on the Company's ability to incur indebtedness, (v) certain restrictions on the Company's ability to sell assets (other than a failure to purchase New Notes),
         (vi) the Company's obligations to make certain periodic disclosures to the

         Note holders, including the notification of the existence of an event of default, (vii) certain restrictions on the Company's ability to enter into transactions with its affiliates, (viii) the Company's obligation of not permitting liens on its property, (ix) the Company's restriction to enter into any business other than the telecommunications business, (x) certain restrictions on the Company's ability to enter into sale/leaseback transactions, (xi) certain restrictions on the Company's ability to sell or issue any capital stock of its subsidiaries, (xii) the Company's obligations to cause future subsidiaries to become guarantors of the New Notes or (xiii) the Company's obligation to make a gross-up to offset the effect of any applicable withholding taxes, for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class;

         (v) the Company fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the New Notes for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class;

         (vi) a default occurs under any material mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or its subsidiaries, resulting in the acceleration of such indebtedness;

         (vii) the Company or its subsidiaries do not discharge material judgments or decrees for the payment of money for more than 60 consecutive days;

         (viii) the Company or its subsidiaries are subject to certain events of bankruptcy or insolvency;

         (ix) the guarantee of the New Notes ceases to be in full force and effect.

Except in the case of a default in payment on the New Notes, the trustee may withhold notices of default if the board of directors, the executive committee or a trust committee of directors or officers of the trustee in good faith determines that the withholding of such notice is in the interest of the holders of the New Notes.

(b) Authentication and delivery; application of proceeds (section 2.02).

Pursuant to the Indenture, the trustee shall authenticate up to US$175,000,000 in aggregate principal amount of the New Notes, upon written order of the Company. The trustee may appoint an authenticating agent acceptable to the Company to authenticate the New Notes.

A Note shall not be valid until authenticated by the manual signature of the trustee and the signature shall be conclusive evidence that the Note has been authenticated under the Indenture. Each Note shall be dated as of the date of its authentication. The New Notes will also be signed by an officer of the Company.

There will be no proceeds from the issuance of the New Notes.

The trustee will act as custodian of the Global Note.

(c) Release or release and substitution of property subject to the lien of the indenture.

The New Notes are not secured by any assets of the company.

(d) Satisfaction and discharge of the indenture (section 11.01).

The Indenture will be discharged and will cease to be of further effect as to all New Notes, when:

         (i) either (1) all New Notes have been delivered to the Trustee for cancellation; or (2) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable and the Company has deposited with the Trustee cash sufficient to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation;

         (ii) no default or event of default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any guarantor is a party or by which the Company or any guarantor is bound;

         (iii) the Company has paid all sums payable by it under the Indenture; and

         (iv) the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(e) The evidence required to be furnished by the Company to the Trustee as to compliance with the conditions and covenants provided for in the Indenture (section 4.04).

         (i) The Company has the obligation to deliver to the Trustee, every year, an officers' certificate stating that a review of the activities of the Company and its subsidiaries has been made with a view to determining whether the Company has fulfilled its obligations under the Indenture and that the Company is in compliance with all the conditions and covenants under the Indenture.

         (ii) The year-end financial statements shall be accompanied by a written statement of the Company's independent public accountants that in making the examination for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated the provisions of the Indenture.

         (iii) The Company shall deliver to the Trustee prompt notice upon becoming aware of any event of default.

9. OTHER OBLIGORS. Corporativo en Telecomunicaciones, S.A. de C.V. and Maxcom Servicios Administrativos, S.A. de C.V., the Company's wholly-owned subsidiaries, will unconditionally guarantee the New Notes.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a) Pages numbered 1 to 14, consecutively;

         (b) The statement of eligibility and qualification of The Bank of New York, as trustee, on Form T-1 under the indenture to be qualified; and

         (c) The following attached exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.


              Exhibit T3A              Not applicable (Under Mexican law,
                                       the charter and the by-laws of the
                                       Company consist of the same document).

              Exhibit T3B              Incorporated by reference to the
                                       Company's Form 20-F filed on June 29,
                                       2001.

              Exhibit T3C              Copy of the Indenture to be qualified.

              Exhibit T3D              Not applicable.

              Exhibit T3E.1            Offering Circular dated March 14, 2002.

              Exhibit T3E.2            Certain Forecast Financial Information
                                       supplement of the Company dated March 14,
                                       2002

              Exhibit T3E.3            Letter of Transmittal and Consent dated
                                       March 14, 2002.

              Exhibit T3E.4            Letter to Brokers, Dealers,
                                       Commercial Banks, Trust Companies and
                                       other Nominees dated March 14, 2002.

              Exhibit T3E.5            Letter to Clients dated March 14, 2002

              Exhibit T3E.6            Guidelines for Certification of Taxpayer
                                       Identification Number on Substitute Form
                                       W-9

              Exhibit T3F              A cross reference sheet showing the
                                       location in the Indenture of the
                                       provisions inserted therein pursuant to
                                       Sections 310 through 318(a), inclusive,
                                       of the Trust Indenture Act of 1939, as
                                       amended.

                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Maxcom Telecomunicaciones, S.A. de C.V., a corporation organized and existing under Mexican laws, has duly caused this application to be signed on its behalf by the undersigned, in the City of New York and State of New York, on the 14th day of March, 2002.


                                   MAXCOM TELECOMUNICACIONES, S.A. DE
                                   C.V.


                                   By:  /s/Gonzalo Alarcon I.
                                        Gonzalo Alarcon I. -  General Counsel

Attest:


By:  /s/Jose Antonio Solbes
     Jose Antonio Solbes - Director of Investor
     Relations and Treasurer

                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            STATEMENT OF ELIGIBILITY

                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A

                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

10. CHECK IF AN APPLICATION TO DETERMINE

                      ELIGIBILITY OF A TRUSTEE PURSUANT TO

                             SECTION 305(b)(2) |__|

                              THE BANK OF NEW YORK

               (Exact name of trustee as specified in its charter)

New York                                                 13-5160382
(State of incorporation                                  (I.R.S. employer
if not a U.S. national bank)                             identification no.)

One Wall Street, New York, N.Y.                          10286
(Address of principal executive offices)                 (Zip code)


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
               (Exact name of obligor as specified in its charter)

Mexico                                                   N/A
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                           identification no.)

Guillermo Gonzalez Camarena, No. 2000, Penthouse
Colonia Centro de Ciudad Santa Fe, Mexico, D.F.          01210
(Address of principal executive offices)                 (Zip code)

                                  -------------

                              Senior Notes due 2007
                       (Title of the indenture securities)

1.    GENERAL INFORMATION.  FURNISH THE FOLLOWING INFORMATION AS TO THE TRUSTEE:

      (a) Name and address of each examining or supervising authority to which it is subject.


              Name                                                               Address

       Superintendent of Banks of the State of                              2 Rector Street, New York,
       New York                                                             N.Y.  10006, and Albany, N.Y. 12203

       Federal Reserve Bank of New York                                     33 Liberty Plaza, New York,
                                                                            N.Y.  10045

       Federal Deposit Insurance Corporation                                Washington, D.C.  20429
       New York Clearing House Association                                  New York, New York   10005

      (b)      WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

      Yes.

2.    AFFILIATIONS WITH OBLIGOR.

      IF THE OBLIGOR IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

      None.

16.   LIST OF EXHIBITS.

      EXHIBITS IDENTIFIED IN PARENTHESES BELOW, ON FILE WITH THE COMMISSION, ARE INCORPORATED HEREIN BY REFERENCE AS AN EXHIBIT HERETO, PURSUANT TO RULE 7a-29 UNDER THE TRUST INDENTURE ACT OF 1939 (THE "ACT") AND 17 C.F.R. 229.10(d).

      1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

      4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

      6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

      7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                    SIGNATURE

         Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 5th day of March, 2002.


                                        THE BANK OF NEW YORK



                                        By:    /s/  MING SHIANG
                                               ----------------------
                                               Name:  MING SHIANG
                                               Title:    VICE PRESIDENT

                                                                       EXHIBIT 7

                       Consolidated Report of Condition of
                              THE BANK OF NEW YORK
                    of One Wall Street, New York, N.Y. 10286
                     And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business September 30, 2001, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                                      Dollar Amounts
ASSETS                                                                                 In Thousands
Cash and balances due from depository institutions:
   Noninterest-bearing balances and currency and coin..                                 $3,238,092
   Interest-bearing balances...........................                                  5,255,952
Securities:
   Held-to-maturity securities.........................                                    127,193
   Available-for-sale securities.......................                                 12,143,488
Federal funds sold and Securities purchased under
   agreements to resell................................                                    281,677
Loans and lease financing receivables:
   Loans and leases held for sale......................                                        786
   Loans and leases, net of unearned income............                                 46,206,726
   LESS: Allowance for loan and lease losses...........                                    607,115
   Loans and leases, net of unearned
     income and allowance..............................                                 45,599,611
Trading Assets.........................................                                  9,074,924
Premises and fixed assets (including capitalized
   leases).............................................                                    783,165
Other real estate owned................................                                        935
Investments in unconsolidated subsidiaries and
   associated companies................................                                    200,944
Customers' liability to this bank on acceptances
   outstanding.........................................                                    311,521
Intangible assets......................................
   Goodwill............................................                                  1,546,125
   Other intangible assets.............................                                      8,497
Other assets...........................................                                  8,761,129
                                                                                    --------------
Total assets...........................................                             $   87,334,039
                                                                                    ==============
LIABILITIES
Deposits:

   In domestic offices.................................                                $28,254,986
   Noninterest-bearing.................................                                 10,843,829
   Interest-bearing....................................                                 17,411,157
   In foreign offices, Edge and Agreement
     subsidiaries, and IBFs............................                                 31,999,406
   Noninterest-bearing.................................                                  1,006,193
   Interest-bearing....................................                                 30,993,213
Federal funds purchased and securities sold under
   agreements to repurchase............................                                  6,004,678
Trading liabilities....................................                                  2,286,940
Other borrowed money:
   (includes mortgage indebtedness and obligations
   under capitalized leases)...........................                                  1,845,865

                                                                                      Dollar Amounts
                                                                                       In Thousands
Bank's liability on acceptances executed and
   outstanding.........................................                                    440,362
Subordinated notes and debentures......................                                  2,196,000
Other liabilities......................................                                  7,606,565
                                                                                 -----------------
Total liabilities......................................                            $    80,634,802
                                                                                   ===============
EQUITY CAPITAL
Common stock...........................................                                  1,135,284
Surplus................................................                                  1,050,729
Retained earnings......................................                                  4,436,230
Accumulated other comprehensive income.................                                     76,292
Other equity capital components........................                                          0
Total equity capital...................................                                  6,698,535
                                                                                   ---------------
Total liabilities and equity capital...................                              $  87,334,039
                                                                                     =============


I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                                               Thomas J. Mastro,
                                           Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

Thomas A. Renyi
Gerald L. Hassell

Alan R. Griffith                                                  Directors